UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Exhibits 99.2 and Exhibit 99.3 of this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-272779), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 1, 2023, Beamr Imaging Ltd. (the “Company”) issued a press release entitled “Beamr Announces First Half 2023 Financial Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2023 together with the Company’s Operating and Financial Review and Prospects for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated August 1, 2023.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2023.

99.3	Operating and Financial Review and Prospects as of June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: August 1, 2023	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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